Exhibit 21.1

SUBSIDIARIES OF BANC OF CALIFORNIA, INC. AS OF DECEMBER 31, 2024*

Name of Subsidiary Jurisdiction of Incorporation or Organization
Banc of California             California

*In accordance with Item 601(b)(21)(ii) of Regulation S-K of the Securities and Exchange Commission, omits those subsidiaries that, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2025.